UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

1 rue Hildegard Von Bingen, L-1282 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes:  ☐    No:  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes:  ☐    No:  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders of the Company

The Combined 2020 Extraordinary General Meeting of Shareholders (the “EGM”) and Annual General Meeting of Shareholders (the “Annual Meeting,” and together with the EGM, the “Meetings”) of Atento S.A. (the “Company”) will be held starting at 11:30 a.m. Central European Time on July 28, 2020 at the offices of CM Law at 68 rue Marie Adélaïde, L-2128 Luxembourg, Grand Duchy of Luxembourg. The agenda for the Meetings is set forth on the Convening Notice to the Meetings, which is attached hereto as Exhibit 99.1. The form of proxy to be solicited by the Company is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ATENTO S.A.

Date: June 30, 2020	/s/ Carlos López-Abadía
Carlos López-Abadía
Chief Executive Officer